EXHIBIT 99.1
Qiao Xing Universal Telephone’s Subsidiary, CEC Telecom Launches Fourteen Models
of Higher-end Multi-media Cell Phones to Kick Off the Second
Round of its Large-scale Marketing Campaign for 2005
     HUIZHOU, Guangdong, China, Oct. 12 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its major subsidiary, CEC Telecom Co., Ltd. (“CECT”), one of the fastest-growing local mobile phone handset producers in China, had recently launched 14 models of higher-end mobile phone handsets with a two-million-pixel digital camera and multimedia entertainment functions, including MPEG-4 video support.
     Mr. Wu Zhi Yang, CEO of CECT and Vice Chairman of XING, said, “In the first round of large-scale marketing campaigns for 2005, the 16 models of trendy mobile phone handsets launched, including a series of mini PDA phones, were met with great success. This happy outcome helped lift CECT’s net income (un-audited on a management account basis) for the first half of 2005 to about US$10 million, more than double that for the same period a year earlier. Now the second round, this time centered on multi-media phones, has just begun recently.
     “Our current new product development efforts are guided by our belief that after color monitor and camera, multi-media features in cell phones will be the motive for the next wave of massive replacement of handsets. In August this year, we introduced two models of multi-media handsets to test the market. Their excellent reception paved the way for this second round large-scale launch for the year. So far, as competition is concerned, there is not much from other local brands. As for foreign brands, function for function and feature for feature, our products are a fair match for theirs. But we have the price advantage. In fact, our lower price allows our products to reach certain new customers who previously thought that higher-end handsets were beyond their means.
     “Multi-media cell phones, being higher-end products, command higher-than-average price and gross profit margin. We expect these products to bring to CECT sales revenue of about US$100 million and gross profit of about US$16 million for the second half of 2005.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set-top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
     For more information, please contact:
Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.